UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 000-50608

RHINO BIOTECH LIMITED

(Translation of registrant’s name into English)

294 Heywood House

South Hill

1A AI-2640

Anguilla

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers

On August 19, 2021, Mr. Robert Henry Hesse resigned from his position as interim Chairman of the Company which resignation was effective on such date. Mr. Hesse’s resignation was not the result of any disagreement between the Company and him on any matter relating to the Company’s operations, policies or practices.

[Signature page to follow]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RHINO BIOTECH LIMITED

Dated: April 28, 2022	/s/ Marilyn Giulia Roosevelt
Marilyn Giulia Roosevelt
Director

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